                                   NORTECH SYSTEMS
                                  1995 ANNUAL REPORT

CORPORATE DESCRIPTION
Nortech Systems, Inc. manufactures wire harnesses, cable assemblies and electromechanical assemblies for the commercial and defense industries. It also designs, manufactures and markets high-performance display monitors for medical imaging, document imaging, radar and industry applications.

Based in Wayzata, Minnesota, Nortech Systems has contract manufacturing operations in Augusta, Wisconsin, Bemidji, Minnesota and Fairmont, Minnesota, and medical imaging operations in Plymouth, Minnesota.

Nortech Systems is traded on the Nasdaq Stock Market under the symbol NSYS.

CONTINUOUS QUALITY IMPROVEMENT
Nortech Systems practices quality management in every aspect of its business. This philosophy demands continuous quality improvement, accurate process measurement and intensive employee involvement at all levels. The quality management effort at Nortech Systems is continuous, with increased customer satisfaction as its constant goal.

[CHART]

NORTECH SYSTEMS FIVE-YEAR FINANCIAL SUMMARY


                             1991      1992      1993      1994      1995
- --------------------------------------------------------------------------------
Total Revenues              $6,053    $7,300   $11,706   $12,821   $18,306
Net Income                    $530      $637    $1,043    $1,183    $1,332
Income from Operations        $530      $544      $801      $938    $1,332
Net Income Per Share         $0.24     $0.28     $0.47     $0.54     $0.55
Total Assets                $2,975    $5,284    $6,553    $6,648   $13,223
Total Liabilities and       $2,975    $5,284    $6,553    $6,648   $13,223
Shareholders' Equity
- --------------------------------------------------------------------------------


HIGHLIGHTS

- - Posted 24th consecutive profitable quarter in fourth quarter 1995.

- - Achieved five-year cumulative sales growth of 211 percent.

- - Grew sales 43 percent to $18.3 million, and net operating income 42 percent to $1.3 million.

- - Acquired Aerospace Systems, opening new contract manufacturing opportunities and positioning the company as military-and commercial-qualified.

- - Established Imaging Technologies Division, which designs, manufactures and markets proprietary, high-performance display monitors for medical imaging, document imaging, radar and industry applications.

- - Received ISO 9002 certification.

- - Nortech Systems stock began trading on the Nasdaq National Market.

- - Ranked 37th on Forbes magazine's "200 Best Small Companies in America" list.

TO OUR SHAREHOLDERS:
In 1995 we made outstanding progress at Nortech Systems. We strengthened our contract manufacturing operations -- the core of our business -- and added a new division for the manufacture of our first proprietary products, high-performance display monitors for medical and document imaging.

BROADENING THE BASE OF OUR BUSINESS
The outlook for growth in contract manufacturing is excellent. A new Frost & Sullivan study predicts that the U.S. market for contract manufacturing will more than triple, to $36 billion, by 2001. For greater economy and efficiency, companies routinely outsource manufacturing projects that they would have conducted in house a few years ago. There is also a trend toward "full service" contract manufacturing.

Our customers are using us for a greater range of services - from designing and building to testing and shipping, and even turnkey assembly of an entire product. We now also manufacture higher level electronic subsystems. In order to broaden our capabilities and meet the demand for greater services, we have added major testing, molding and wire cutting equipment to our manufacturing capabilities.

In August 1995 we opened up new contract manufacturing opportunities with our acquisition of Aerospace Systems, a division of Communications Cable, Inc., Fairmont, Minnesota. Like Nortech Systems, Aerospace is a contract manufacturer of wire harnesses and cable assemblies. There is real synergy in the acquisition, since Aerospace's customer base is 75 percent military and Nortech Systems' has been 100 percent commercial. Now we are military- and commercial-qualified. This gives us a strong marketing advantage in an age when many defense contractors, in the face of reduced government spending, are competing more for commercial business.

NORTECH SYSTEMS SERVES THE COMPUTER, MEDICAL, COMMUNICATIONS, AUTOMOTIVE, AEROSPACE, MILITARY, TRUCKING AND ELECTRONICS INDUSTRIES AND AGRICULTURE.

[PHOTO]     Satellite Dish

[PHOTO]     Automobile Dashboard Displaying Speedometer,
            Odometer, Tachometer.

THE SUCCESS OF NORTECH SYSTEMS IS BUILT AROUND THREE ENDURING VALUES:
SUPERIOR PRODUCT QUALITY, EXCELLENT CUSTOMER SERVICE AND COMMITTED EMPLOYEES.

In March 1995 we created Nortech Systems' Imaging Technologies Division by acquiring the assets of Monitor Technology Corporation, Plymouth, Minnesota. We see great market opportunities for the new division, which designs, manufactures and markets proprietary, high-performance display monitors for medical imaging, document imaging, radar and industry applications. In a short time frame, we have added new medical imaging products to the Imaging Technologies line. In September we announced the introduction of the widest series of multi-mode gray scale monitors yet available. In November, at the Radiological Society of North America show, we previewed two ultra high brightness 21" monitors for medical imaging. Response was excellent.

ISO 9002 CERTIFICATION
We received certification under ISO 9002, completing a nearly three year program to train Nortech Systems employees to meet stringent ISO standards and keep us competitive in the global marketplace. This training program has built in our employees a real commitment to achieve greater efficiency on the production line and to understand how every action and procedure directly affects our business. We are proud of our ISO 9002 certification, but we continue our drive for greater efficiency.

HIGH VELOCITY MANAGEMENT
As a key management tool, we apply high velocity management throughout our organization. This philosophy is based on time as the driver of all operations and improvements in a business. With high velocity management, the company focuses on improving critical leverage points in order to ease cash flow, reduce operating costs and make the company more competitive. By focusing on time, we have the decisive advantage of flexibility, innovation, responsiveness and low cost, giving significantly better value to customers and shareholders.

GROWING NATIONAL VISIBILITY FOR NORTECH SYSTEMS
In October the common stock of Nortech Systems began trading on the Nasdaq National Market, giving us greater market visibility. The national listing provides brokers and others with immediate access to the best bid and ask prices and other information about the company's shares throughout the trading day. Our current market makers are John G. Kinnard & Co., Inc., Miller, Johnson & Kuehn, Inc. and R.J. Steichen & Co., all of Minneapolis.

Also in October we received excellent national exposure when Nortech Systems was ranked 37th on Forbes magazine's "200 Best Small Companies in America" list. Companies that qualified for this listing reported a five-year average return on equity of at least 12.4 percent, and met stringent criteria for earnings and sales growth.

STRONG FINANCIAL PERFORMANCE
We posted our 24th consecutive profitable quarter in the fourth quarter of 1995. Our five-year cumulative sales increase stands at 211 percent. We also reported net sales of $18.3 million for the year ended December 31, 1995, a 43 percent increase over net sales for 1994. Sales for the fourth quarter were $4.8 million, a 42 percent increase over net sales for the same period last year.

Net operating income for 1995 was $1.3 million, a 42 percent increase over 1994. Net income for 1995 was $1.3 million, or $.55 per share, compared with $1.2 million, or $.54 per share, for 1994.

For the quarter, net operating income was $425,000, a 140 percent increase over the same period last year. Net income for the fourth quarter was $631,000, or $.25 per share, compared with $423,000, or $.19 per share, for the same period last year.

Per share data for 1995 reflects an increased number of shares associated with the acquisition of Monitor Technology Corporation.

On a comparative basis, if the number of shares had been constant, net income per share would have been $.61 for the year and $.29 for the fourth quarter.

LOOKING TOWARD THE FUTURE
The success of Nortech Systems is built around three enduring values: superior product quality, excellent customer service and committed employees. We are applying these same values in our new divisions and facilities.

We look to 1996 as a year for further significant growth.


/s/ Q.E. Finkelson

Quentin E. Finkelson,
Chairman, President & Chief Executive Officer

THE CORE OF NORTECH SYSTEMS' BUSINESS IS THE MANUFACTURE OF WIRE HARNESSES, CABLE ASSEMBLIES, SPECIALIZED CABLES AND FIBER-OPTIC ASSEMBLIES TO EXACT CUSTOMER SPECIFICATIONS.

[PHOTO]     Control Panel of an X-Ray Imaging Machine

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS, YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

REVENUES.

For the years ended December 31, 1995, and 1994 the Company had sales of $18,305,928 and $12,820,709, respectively. The increase of $5,485,219, or 42.8%
resulted primarily from increased sales to the medical and automotive industries offset by the reduced sales to the mid-sized computer industries as well as increased revenues from the newly acquired divisions. For the year ended December 31, 1993 the Company had sales of $11,705,833. The approximate 9.5% increase in sales in 1994 was attributable to an increase in sales in the mid-sized computer industry.

GROSS PROFIT.

The Company had gross profit of $3,764,840 in 1995, $2,598,569 in 1994 and $2,385,016 in 1993. Gross profits as a percentage of gross sales were 20.6% in 1995, 20.3% in 1994 and 20.4% in 1993. The increase in gross profit from 1994 to 1995 as due to increased sales levels and acquisition activity in 1995.

SELLING, GENERAL AND ADMINISTRATIVE.

Selling, general and administrative expenses were $2,280,105 in 1995, $1,647,797 in 1994, and $1,546,971 in 1993. The increase from 1994 to 1995 reflects increased selling, general and administrative expenses associated with the acquisition of two additional divisions. The increase from 1993 to 1994 reflects increased selling expense due to increased revenue levels.

MISCELLANEOUS INCOME.

Miscellaneous income was $177,967 in 1995, $86,307 in 1994, and $71,030 in 1993.
The miscellaneous income resulted primarily from charges for miscellaneous services.

INTEREST EXPENSE.

Interest expense was  $240,562 in 1995, $117,835 in 1994, and $124,887 in
1993. The increased expense for 1995 is due to the increased debt from acquired operations.

INCOME TAXES.

Tax expense was not recorded in 1995 because of additional net operating loss carryforwards (NOLs) of approximately $2,504,000 which were recognized because of final tax regulations. The regulations clarified that tax carry forwards attributes in a Chapter 11 bankruptcy prior to December 31, 1993 where stock was issued for debt, need not be reduced by cancellation income. The tax benefit of approximately $851,000 created by additional NOLs was partially offset by a $300,000 increase in the deferred tax valuation allowance.

Realization of the deferred tax asset is dependent upon the Company generating sufficient taxable earnings in future periods. In determining that realization of the deferred tax asset is more likely than not, the Company gave consideration to recent earnings history, its expectation for taxable earnings in the future and the expiration dates associated with tax carryforwards.

Tax benefits of $245,794 and $241,206 were recorded in 1994 and 1993 due to the reduction in the deferred tax valuation allowance of $600,000 and $540,000, respectively, due to the realization of net operating loss carryforwards.

NET INCOME.

The Company's net income in 1995 was $1,331,924 or .55 per common share. The Company's net income in 1994 was $1,183,406 or $.54 per common share. The Company's net income in 1993 was $1,042,556 or $.47 per common share.

The Company believes that the effect of inflation on past operations has not been significant and anticipates that inflation will not have a significant impact on future operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital improved from $2,922,773 as of December 31, 1994 to $5,279,509 as of December 31, 1995. Stockholders' equity increased from $4,720,503 as of December 31, 1994, to $6,036,166 as of December 31, 1995 due to
the Company's 1995 net income and the issuance of common stock due to the exercise of stock options and gain-sharing distributions. The Company's liquidity and capital resources have improved substantially, and the Company believes that its' future financial requirements can be met with funds generated from the operating activities and from the Company s operating line of credit.

In March 1995, the Company completed the net asset purchase of Monitor Technology Corporation. This division of the Company designs and builds high and ultra-high resolution CRT monitors for radar, document and medical imaging. In addition, they provide repair services on internally and externally produced monitors.

In August 1995, the Company acquired all the assets of Aerospace Systems, a division of Communication Cable, Inc. The Company has continued the business formally conducted by Aerospace which involves the manufacturing of custom-designed, high-technology electronic cable assemblies for various applications.

These acquisitions are expected to positively impact future operations and enhance the financial condition of the Company over time. However, there are no guarantees of future performance.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS
NORTECH SYSTEMS INCORPORATED
AND SUBSIDIARY
BEMIDJI, MINNESOTA

We have audited the accompanying consolidated balance sheets of Nortech Systems Incorporated and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nortech Systems Incorporated and Subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

LARSON, ALLEN, WEISHAIR & CO., LLP

ST. CLOUD, MINNESOTA
FEBRUARY 16, 1996

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994


ASSETS                                                      1995          1994
- --------------------------------------------------------------------------------
Current Assets
  Cash and Cash Equivalents (Including
    Interest Bearing Cash of $906,111 and
    $822,404 at December 31, 1995 and 1994)       $      924,590  $    841,702
  Accounts Receivable, Less Allowance for
    Uncollectible Accounts
      (1995-$6,053; 1994-$4,343)                       1,856,219     1,243,599
  Inventories                                          3,855,212     1,514,658
  Prepaid Expenses and Other                             131,701        43,453
  Deferred Tax Asset                                     430,000       460,000
                                                  --------------  ------------
                        Total Current Assets      $    7,197,722  $  4,103,412
                                                  --------------  ------------
Property and Equipment (At Cost)
  Land                                                   108,300        68,300
  Building and Leasehold Improvements                  1,897,559       832,601
  Manufacturing Equipment                              2,389,201       902,916
  Office and Other Equipment                           1,701,640     1,583,714
                                                  --------------  ------------
                                       Total      $    6,096,700  $  3,387,531
  Accumulated Depreciation                            (2,256,862)   (1,844,046)
                                                  --------------  ------------
                 Total Property and Equipment
                    (At Depreciated Cost)         $    3,839,838  $  1,543,485
                                                  --------------  ------------
Other Assets
  Goodwill and Other Intangible Assets                   998,254            --
  Deferred Tax Asset                                   1,130,000     1,000,000
  Other Assets                                            57,250         1,000
                                                  --------------  ------------
                           Total Other Assets      $   2,185,504  $  1,001,000
                                                  --------------  ------------
                                 Total Assets      $  13,223,064  $  6,647,897
                                                  --------------  ------------
                                                  --------------  ------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


             12                                NORTECH SYSTEMS INCORPORATED


CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994


LIABILITIES AND STOCKHOLDERS' EQUITY                        1995          1994
- --------------------------------------------------------------------------------
Current Liabilities
  Current Maturities of Long-Term Debt            $      283,100  $    189,144
  Accounts Payable                                     1,054,880       580,860
  Accrued Payroll                                        407,016       380,267
  Other Liabilities                                      173,217        30,368
                                                  --------------  ------------
                    Total Current Liabilities     $    1,918,213  $  1,180,639
                                                  --------------  ------------
Long-Term Debt
  Notes Payable
(Net of Current Maturities Shown Above)           $    3,768,685  $    746,755
                                                  --------------  ------------
Redeemable Common Stock
  $.01 Par Value; 250,000 Shares
    Issued and Outstanding
      Redeemable at $6 Per Share                  $    1,500,000  $         --
                                                  --------------  ------------
Stockholders' Equity
  Preferred Stock, $1 Par Value;
      1,000,000 Shares Authorized;
        250,000 Shares Issued and Outstanding     $      250,000  $    250,000
  Common Stock $.01 Par Value; 9,000,000
    Shares Authorized; 2,200,863 and 2,194,305
    Shares Issued and Outstanding, Net of
    Redeemable Shares Reported Above, at
    December 31, 1995 and 1994, Respectively              22,009        21,943
Additional Paid-In Capital                            11,242,672    11,229,065
Accumulated Deficit                                   (5,478,515)   (6,780,505)
                                                  --------------  ------------
                    Total Stockholders' Equity    $    6,036,166  $  4,720,503
                                                  --------------  ------------
    Total Liabilities and Stockholders' Equity    $   13,223,064  $  6,647,897
                                                  --------------  ------------
                                                  --------------  ------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


       NORTECH SYSTEMS INCORPORATED                               13


CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                         1995                1994                1993
                                                  --------------     ---------------      --------------
Sales                                             $   18,305,928     $    12,820,709      $   11,705,833
Cost of Sales                                        (14,541,088)        (10,222,140)         (9,320,817)
                                                  --------------     ---------------      --------------
Gross Profit                                      $    3,764,840     $     2,598,569      $    2,385,016
Selling, General and Administrative Expenses          (2,280,105)         (1,647,797)         (1,546,971)
Research and Development Costs                          (124,919)                 --                  --
Interest Income                                           34,703              18,368              17,162
Miscellaneous Income                                     177,967              86,307              71,030
Interest Expense                                        (240,562)           (117,835)           (124,887)
                                                  --------------     ---------------      --------------
Income Before Income Tax Provision                $    1,331,924      $      937,612      $      801,350
Income Tax Benefit                                            --             245,794             241,206
                                                  --------------     ---------------      --------------
  Net Income                                      $    1,331,924      $    1,183,406      $   1,042,556
Income Per Share of Common Stock
  Net Income Per Share of Common Stock            $         0.55      $         0.54      $         0.47
                                                  --------------     ---------------      --------------
                                                  --------------     ---------------      --------------
Weighted Average Number of Shares Outstanding          2,407,804           2,194,021           2,217,265
                                                  --------------     ---------------      --------------
                                                  --------------     ---------------      --------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                        Additional                          Total
                                       Preferred           Common        Paid-In        Accumulated      Stockholders'
                                         Stock             Stock         Capital          Deficit           Equity
                                       ----------       ----------    -------------    -------------    --------------
Balance December 31, 1992              $  250,000        $  22,408    $  11,322,929    $  (8,976,661)    $  2,618,676
  1993 Net Income                              --               --               --        1,042,556        1,042,556
  Redemption of Stock                          --             (500)        (105,750)              --         (106,250)
  Issuance of Stock                            --               29            9,582               --            9,611
  Dividends Paid                               --               --               --          (14,860)         (14,860)
                                       ----------       ----------    -------------    -------------     ------------
Balance December 31, 1993              $  250,000        $  21,937    $  11,226,761    $  (7,948,965)    $  3,549,733
  1994 Net Income                              --               --               --        1,183,406        1,183,406
  Issuance of Stock                            --                6            2,304               --            2,310
  Dividends Paid                               --               --               --          (14,946)         (14,946)
                                       ----------       ----------    -------------    -------------     ------------
Balance December 31, 1994              $  250,000        $  21,943    $  11,229,065    $  (6,780,505)    $  4,720,503
  1995 Net Income                              --               --               --        1,331,924        1,331,924
  Issuance of Stock - Stock Options            --               50            8,700               --            8,750
  Issuance of Stock - Other                    --               16            4,907               --            4,923
  Dividends Paid                               --               --               --          (29,934)         (29,934)
                                       ----------       ----------    -------------    -------------     ------------
Balance December 31, 1995              $  250,000        $  22,009    $  11,242,672    $  (5,478,515)    $  6,036,166
                                       ----------       ----------    -------------    -------------     ------------
                                       ----------       ----------    -------------    -------------     ------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



               14                         NORTECH SYSTEMS INCORPORATED


CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                          1995                1994                1993
- ---------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Cash Received from Customers                    $   18,114,515      $   13,307,176      $   11,284,702
  Interest Income Received                                34,703              18,368              17,162
  Cash Paid to Suppliers and Employees               (17,379,766)        (11,794,879)        (11,135,177)
  Interest Expense Paid                                 (239,809)           (117,927)           (126,521)
  Income Taxes Paid                                      (19,016)            (34,206)             (7,546)
                                                  --------------      --------------      --------------
    Net Cash Provided by Operating Activities     $      510,627      $    1,378,532      $       32,620
                                                  --------------      --------------      --------------
Cash Flows from Investing Activities
  Acquisition of Businesses                       $   (2,930,696)     $           --      $           --
  Acquisition of Property and Equipment                 (458,359)           (224,096)           (422,821)
  Acquisition of Intangible Assets                       (82,059)                 --                  --
  Purchase of Investments                                (56,250)                 --                  --
                                                  --------------      --------------      --------------
    Net Cash Used by Investing Activities         $   (3,527,364)     $     (224,096)     $     (422,821)
                                                  --------------      --------------      --------------
Cash Flows from Financing Activities
  Net Proceeds (Payments) Under Line of Credit    $           --      $     (266,533)     $      349,329
  Payments on Long-Term Debt                            (289,294)           (963,178)           (278,739)
  Proceeds from Long-Term Debt                         3,405,180             531,000             196,092
  Proceeds from Sale of Stock                             13,673               2,310               9,611
  Redemption of Stock                                         --                  --            (106,250)
  Payment of Dividends                                   (29,934)            (14,946)            (14,860)
                                                  --------------      --------------      --------------
    Net Cash Provided (Used)
      by Financing Activities                     $    3,099,625      $     (711,347)      $     155,183
                                                  --------------      --------------      --------------
Net Increase (Decrease) in Cash
  and Cash Equivalents                            $       82,888      $      443,089      $     (235,018)
Cash and Cash Equivalents - Beginning                    841,702             398,613             633,631
                                                  --------------      --------------      --------------
Cash and Cash Equivalents - Ending                $      924,590      $      841,702      $      398,613
                                                  --------------      --------------      --------------
                                                  --------------      --------------      --------------
Non-Cash Transactions

  During 1995 the Company issued $1,500,000 of redeemable Common Stock as part of the purchase of another corporation's net assets.

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



          NORTECH SYSTEMS INCORPORATED                               15


CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 (CONTINUED)

                                                          1995                1994                1993
- ---------------------------------------------------------------------------------------------------------

Reconciliation of Net Income to Net
  Cash Provided by Operating Activities

Net Income                                        $    1,331,924      $    1,183,406      $    1,042,556
Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
    Depreciation and Amortization                        444,636             245,847             167,723
    Deferred Taxes                                      (100,000)           (280,000)           (250,000)
    (Increase) Decrease in
       Accounts Receivable                              (369,380)            365,160            (485,253)
    (Increase) Decrease in Accounts
       Receivable - Stockholder                               --              35,000              (6,908)
    (Increase) Decrease in Inventory                    (407,932)            173,065            (475,431)
    (Increase) Decrease in Prepaid Assets                (79,751)             33,507             (31,618)
    Decrease in
       Accounts Payable - Stockholder                         --                  --             (10,729)
    Increase (Decrease) in
       Accounts Payable                                  207,835            (391,788)            (79,179)
    Increase (Decrease) in Accrued Payroll               (17,852)              6,077             173,111
    Increase (Decrease) in
       Accrued Liabilities                              (498,853)              8,258             (11,652)
                                                    ------------      --------------        ------------
          Net Cash Provided by
          Operating Activities                      $    510,627      $    1,378,532         $    32,620
                                                    ------------      --------------        ------------
                                                    ------------      --------------        ------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



                16                         NORTECH SYSTEMS INCORPORATED

NOTE 1:
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS DESCRIPTION

Nortech Systems Incorporated (the "Company") is a Minnesota corporation with headquarters in Wayzata, Minnesota, a suburb of Minneapolis, Minnesota. The Company's main manufacturing facility is located in Bemidji, Minnesota, with additional manufacturing and engineering support locations in Fairmont, Minnesota; Plymouth, Minnesota and Augusta, Wisconsin. The Company manufactures wire harnesses, cables, and electromechanical assemblies, as well as large-screen, high-resolution video monitors for radar, document and medical imaging. The Company provides a full "turnkey" contract manufacturing service to its customers. All products are built to the customer's design specifications. The Company also services the types of monitors it produces. Nortech Medical Services, Inc., its wholly owned subsidiary, provides service bureau and office management services to physicians and clinics throughout Minnesota.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market (based on the lower of replacement cost or net realizable value).

PROPERTY AND EQUIPMENT

The Company capitalizes the cost of purchased software, equipment and leasehold improvements. Expenditures for maintenance and repairs and minor renewals and betterments which do not improve or extend the life of the respective assets are expensed. The assets and related depreciation accounts are adjusted for property retirements and disposals with the resulting gain or loss included in results of operations. Fully depreciated assets remain in the accounts until retired from service.

DEPRECIATION

Property and equipment are depreciated by the straight-line and accelerated methods of depreciation. Accelerated depreciation did not materially exceed straight-line depreciation for the years ended December 31, 1995, 1994 and 1993. Depreciation was calculated over estimated useful lives as follows:

    Building and Improvements: 31 Years
    Manufacturing Equipment: 5 - 7 Years
    Office and Other Equipment: 5 - 7 Years

REVENUE RECOGNITION

Sales are recorded by the Company when products are shipped to the customer.

GOODWILL

Goodwill representing the excess of the purchase price over the fair value of the net assets of the acquired entities (see Note 2), is being amortized on a straight-line basis over the period of expected benefit of fifteen years. Total amortization of goodwill recorded for fiscal years 1995, 1994 and 1993 was $30,724, $-0- and $-0-, respectively. The carrying value of goodwill will be reviewed periodically based on the undiscounted cash flows of the entity acquired over the remaining amortization period. Should this review indicate that goodwill will not be recoverable, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of undiscounted cash flows.


        NORTECH SYSTEMS INCORPORATED                           17

NOTE 1:
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTANGIBLE ASSETS

During 1995 the Company acquired other intangible assets including purchased technology and certification costs. Total costs of these assets were $82,059, which are being amortized over a period of 5 to 7 years. The related amortization expense for 1995 was $1,096.

CASH AND CASH EQUIVALENTS

The Company considers its investments with an original maturity of three months or less to be cash equivalents. At December 31, 1995, the Company had invested excess funds of $285,000 in repurchase agreements collateralized by government backed securities. Due to the short-term nature of the agreements, the Company does not take possession of the securities, which are instead held at the Company's principal bank from which it purchases the securities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts for cash, short-term investments, receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The fair value of long-term debt approximates its carrying value and is based on current rates at which the Company could borrow funds with similar remaining maturities.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company has adopted FASB Statement No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Investment credits are accounted for by using the "flow-through" method whereby the benefit is reflected as a reduction of income taxes in the year utilized.

EARNINGS PER SHARE

Primary earnings per share of common stock is computed by dividing net income by the weighted average number of common shares outstanding during the period.

The impact of outstanding warrants and options was not material and was not included in the calculation of primary earnings per share.

Preferred stock issued is noncumulative and nonconvertible.

NOTE 2: ACQUISITIONS

In 1995 the Company acquired the two businesses described below, which have been accounted for by the purchase method of accounting. The results of the operations of the acquired Companies are included in the Company's consolidated statement of income from the dates of the acquisitions.


                   18                             NORTECH SYSTEMS INCORPORATED

MONITOR TECHNOLOGY CORPORATION

On March 28, 1995, the Company acquired substantially all of the assets and assumed certain liabilities of Monitor Technology Corporation (MTC). Monitor Technology Corporation designs and builds high and ultra-high resolution CRT monitors for computer applications throughout the United States. In addition, they provide repair services on internally and externally produced monitors.

The purchase price of $2,232,667, which includes the assumption of liabilities of $707,887 and acquisition costs of $24,780, was paid with cash and by issuing 250,000 shares of the Company's common stock. The common stock was valued at $6, which is the redeemable price based on a repurchase agreement issued to the seller at closing. The excess of the purchase price over the estimated fair value of assets acquired is being amortized on a straight-line basis over 15 years.

The agreement also allows the seller the option which requires the Company to repurchase the common stock at $6 a share commencing on March 28, 1996, and extending for a period of thirty days thereafter. The Company's obligation under the repurchase agreement is guaranteed by a director of the Company.

AEROSPACE SYSTEMS

On August 23, 1995, the Company acquired Aerospace Systems, a division of Communications Cable, Inc. Aerospace Systems manufactures and sells multi-conductor electrical cable assemblies to customer specifications for the aerospace industry throughout the United States.

The purchase price was $2,950,517 consisting of a cash payment of $2,845,506, the assumption of liabilities of $44,601, and acquisition costs of $60,410.

The excess of the purchase price over the estimated fair value of the net assets acquired is being amortized on a straight-line basis over 15 years.

A summary of the purchase price allocation for MTC and Aerospace is as follows:

Net Working Capital Items              $    1,984,359
Property, Plant and Equipment               2,250,810
Excess of Cost over Fair Value
  of Net Assets of Purchased
  Businesses                                  948,015
                                       --------------
Total                                  $    5,183,184
                                       --------------
                                       --------------

The following proforma unaudited consolidated statements of income for the Company are presented as though the acquisitions of Monitor Technology Corporation and Aerospace Systems, a division of Communications Cable, Inc. had occurred on January 1, 1995 and 1994.

(UNAUDITED)                                  1995                1994
- ----------------------------------------------------------------------
Revenues                          $    22,332,054     $    20,449,800
                                  ---------------     ---------------
                                  ---------------     ---------------
Net Income (Loss)                 $     1,497,486     $     1,281,232
                                  ---------------     ---------------
                                  ---------------     ---------------
Net Income Per Share
of Common Stock                   $           .61     $           .52
                                  ---------------     ---------------
                                  ---------------     ---------------

The proforma financial information is presented for information purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the above dates, nor are they necessarily indicative of future operating results.

NOTE 3: INVENTORIES

Inventories consist of the following:
                                             1995                1994
- ----------------------------------------------------------------------
Raw Materials                      $    1,972,384      $      795,272
Work in Process                         1,676,949             603,932
Finished Goods                            205,879             115,454
                                   --------------      --------------
  Total                            $    3,855,212      $    1,514,658
                                   --------------      --------------
                                   --------------      --------------


             NORTECH SYSTEMS INCORPORATED                            19

NOTE 4: SHORT-TERM LINE OF CREDIT

The Company had a line of credit available at December 31, 1994, for $350,000. The line of credit was with Northern National Bank, paid interest at a variable rate, and was secured by accounts receivable and inventory. The interest rate was 8% at December 31, 1994. The maximum and average amounts outstanding on lines of credit during 1994, were $349,329 and $320,219, respectively. There was no balance outstanding as of December 31, 1994.

NOTE 5: LONG-TERM DEBT

DESCRIPTION                                  1995                1994
- ----------------------------------------------------------------------
Note Payable - Northern National
Bank, Revolving Line of Credit,
Borrowing Limit of $3,000,000,
Interest at LIBOR Index Plus 2 1/2%,
Due January 1997; Secured by
Accounts Receivable, Equipment,
Inventory and General Intangibles      $2,161,179            $      0
- ----------------------------------------------------------------------
Note Payable - City of Augusta,
Interest at Firstar Bank of Eau
Claire's Prime, Five Annual
Payments Beginning August 1996,
Due August 2000; Secured by
Leasehold Improvements                     40,000              40,000
- ----------------------------------------------------------------------
Note Payable - Northern States
Power Company, Interest at 6%,
Monthly Payments of $483 Including
Interest, Due December 1998;
Secured by Equipment                       15,483              20,199

DESCRIPTION                                  1995                1994
- ----------------------------------------------------------------------
Note Payable - Northern National
Bank, Interest at Bank's Prime Plus
2%, Monthly Payments of $1,200
Including Interest, Due April 2000;
Secured by Real Estate                    120,754             122,876
- ----------------------------------------------------------------------
Note Payable - Midwest Minnesota
Community, Development Corporation,
Interest at 9%, Monthly Payments of
$2,802 Including Interest, Due January
2000; Secured by Real Estate and
Equipment                                 115,297             135,178
- ----------------------------------------------------------------------
Note Payable - Midwest Minnesota
Community, Development Corporation,
Interest at 8%, Monthly Payments
of $1,654 Including Interest, Due
September 2009; Secured by Real
Estate and Equipment                      142,185             146,279
- ----------------------------------------------------------------------
Note Payable - Northern National
Bank, Interest at 7.5%, Monthly
Payments of $5,270 Including Interest,
Due May 1999; Secured by Inventory,
Equipment, Accounts Receivable
and General Intangibles                   230,608             232,796
- ----------------------------------------------------------------------
Note Payable - Northern National
Bank, Interest at LIBOR Index Plus
2 1/2%, Monthly Payments of $13,060
Including Interest, Due January 2001;
Secured by Equipment, Accounts
Receivable, Inventory and
General Intangibles                       640,000                   0


              20                              NORTECH SYSTEMS INCORPORATED

DESCRIPTION                                  1995                1994
- ----------------------------------------------------------------------
Note Payable - Northern National
Bank Interest at LIBOR Index Plus
2 1/2%, Monthly Payments of $5,000
Including Interest, Due January 2001;
Secured by Equipment, Accounts
Receivable, Inventory and
General Intangibles                       510,000                   0
- ----------------------------------------------------------------------
Note Payable - Joint Economic
Development Commission, Inc.,
Interest at 10%, Monthly Payments
of $1,652 Including Interest, Due
June 1996; Secured by Building
and Land                                  76,279               90,586
- ----------------------------------------------------------------------
Note Payable - Northern National Bank,
Interest at Bank's Prime Plus 3%, Monthly
Payments of $11,638 Including Interest, Due
December 1995; Secured by Certificate of
Deposit, Equipment, Accounts Receivable
and Inventory                                   0              45,119
- ----------------------------------------------------------------------
Note Payable - Northern National Bank,
Interest at Bank's Prime, Monthly Payments
of $4,600 Including Interest, Due January 15,
1995; Secured by Inventory, Equipment and
Accounts Receivable                             0              98,570
- ----------------------------------------------------------------------

DESCRIPTION                                  1995                1994
- ----------------------------------------------------------------------
Note Payable - Northern National Bank,
Interest at Bank's Prime, Monthly
Payments of $375 Including Interest,
Due January 15, 1996; Secured by Vehicle        0               4,296
                                       -------------------------------
        Total Long-Term Debt          $ 4,051,785        $    935,899

        Current Maturities                283,100             189,144
                                       -------------------------------
        Long-Term Debt - Net of
        Current Maturities            $ 3,768,685        $    746,755
                                       -------------------------------
                                       -------------------------------
Maturity requirements by year on long-term debt are as follows:

              Years Ending December 31,               Amount
              -------------------------              --------
                      1996                      $    283,100
                      1997                         2,400,339
                      1998                           258,046
                      1999                           296,594
                      2000                           314,579
                    Later Years                      499,127
                                                ------------

                       Total                    $  4,051,785
                                                ------------
                                                ------------

The maximum and average amounts outstanding on the Company's revolving line of credit during 1995 were $2,161,179 and $400,000, respectively.


               NORTECH SYSTEMS INCORPORATED                           21

NOTE 6: LEASE OBLIGATION

The Company has entered into various operating leases for equipment and office space. Rent expense for the years ended December 31, 1995, 1994 and 1993, was $290,799, $77,516 and $118,672, respectively. The future minimum lease payments are as follows:

              Years Ending December 31,               Amount
              -------------------------              --------
                      1996                      $    227,695
                      1997                           184,625
                      1998                           176,700
                      1999                           176,700
                      2000                           176,700
                                                ------------
                       Total                    $    942,420
                                                ------------
                                                ------------

NOTE 7: RELATED PARTY TRANSACTIONS

Ceridian Corporation is one of the Company's stockholders at December 31, 1995, 1994 and 1993. Transactions and balances with Ceridian Corporation are as follows:

CONTRACT FOR DEED - CERIDIAN CORPORATION

During 1991 the Company entered into a contract for deed with Ceridian Corporation for the purchase of the building and land. The original purchase price was $840,000. The contract was paid off in 1994.

SALES

In 1995, 1994 and 1993, sales to Ceridian Corporation represented approximately 1% of total sales in each year.

NOTE 8: INCOME TAXES

The provision for income taxes for each of the three years in the period ended December 31, 1995, consists of the following:

                         1995                1994                1993
                  ----------------------------------------------------
Current Taxes     $    37,000        $     17,183      $        2,148
Federal

Current Taxes          63,000              17,023               6,646
State

Deferred Taxes       (100,000)           (280,000)           (250,000)
                  ----------------------------------------------------

Total             $         0        $   (245,794)      $    (241,206)
                  ----------------------------------------------------
                  ----------------------------------------------------

Deferred tax assets at December 31, 1995 and 1994, consist of the following:

                                             1995                1994
                                       -------------------------------
Net Operating Loss
(NOL) Carryforwards                   $ 1,635,000         $ 1,240,000

Tax Credit Carryforwards                  295,000             320,000

Other                                      30,000                   0

Valuation Allowance                      (400,000)           (100,000)
                                       -------------------------------

Total                                 $ 1,560,000         $ 1,460,000
                                       -------------------------------
                                       -------------------------------


           22                              NORTECH SYSTEMS INCORPORATED

The statutory rate reconciliation for each of the three years in the period ended December 31, is as follows:

                         1995                1994                1993
                    --------------------------------------------------
Statutory Tax
Provision          $  453,000         $   319,000          $  272,000

State Income Taxes     80,000              50,000              40,000

Additional NOL
Carryforwards        (851,000)                  0                   0

Increase (Reduction)
in Deferred Tax
Valuation
Allowance             300,000            (600,000)           (540,000)

Other                  18,000             (14,794)            (13,206)
                    --------------------------------------------------

Income Tax
Benefit            $        0         $  (245,794)         $ (241,206)
                    --------------------------------------------------
                    --------------------------------------------------
The Company has available for Federal income tax purposes, operating loss carryforwards, unused investment credits, and unused research and development credits which may provide future tax benefits, expiring as follows:

                                                         Research and
                                   Investment Tax        Development
Year of        Operating Loss      Credit                Tax Credit
Expiration     Carryforward        Carryforward          Carryforward
- ----------------------------------------------------------------------
1996              $         0          $   12,546          $   44,779
1997                        0               4,064              43,051
1998                        0              50,888              97,643
1999                3,678,800              39,965                   0
2001                  767,300                   0                   0
2002                  253,200                   0                   0
2003                  109,700                   0                   0
- ----------------------------------------------------------------------

Totals           $  4,809,000          $  107,463          $  185,473
- ----------------------------------------------------------------------
- ----------------------------------------------------------------------

During 1995 the Company identified an additional $2,503,778 of net operating loss carryforwards related to final tax regulations. The regulations clarified that tax carryforward attributes in a Title 11 bankruptcy prior to December 31, 1993, where stock was issued for debt, need not be reduced by debt cancellation income. As a result of the increase in net operating loss carryforwards, which must be utilized prior to taking the benefit in tax credit carryovers, the Company has increased its valuation allowance accordingly.

In 1995 the Company utilized operating loss carryforwards of $1,450,000 to offset federal taxable income and $46,000 of research and development credits to offset state tax.

In 1994 the Company utilized operating loss carryforwards of $932,000 to offset federal taxable income and $126,100 to offset state taxable income. The Company also utilized $33,900 of research and development tax credits to offset state tax.

In 1993 the Company utilized operating loss carryforwards of $760,000 to offset federal taxable income and $365,300 to offset state taxable income.

NOTE 9: PREFERRED STOCK TRANSACTIONS

The holders of the preferred stock are entitled to a noncumulative dividend of 12% when and as declared. In liquidation, holders of preferred stock have preference to the extent of $1.00 per share plus dividends accrued but unpaid. Preferred stock dividends of $29,934, $14,946 and $14,860 were paid during the year-ended December 31, 1995, 1994 and 1993, respectively.

During 1993, Nortech Systems Incorporated redeemed 50,000 shares of common stock from Ceridian Corporation.


         NORTECH SYSTEMS INCORPORATED                                23

NOTE 10: MAJOR CUSTOMERS AND CONCENTRATION
OF CREDIT RISK

The Company sells its products to companies in the computer, medical, governmental and various other industries. Historically, the Company has not experienced significant losses related to receivables from customers in any particular industry or geographic area.

The Company maintains its excess cash balances in checking, money market and certificate of deposit accounts at two financial institutions. These balances exceed the federally insured limit by $520,000 at December 31, 1995. The Company has not experienced any losses in any of the short-term investment instruments it has used for excess cash balances.

Three customers accounted for approximately 24.1%, 16.6% and 11.8% of sales, respectively, for the year ended December 31, 1995. One customer accounts for approximately 10.4% of accounts receivable at December 31, 1995.

Three customers accounted for approximately 26.8%, 24.5% and 20.2% of sales, respectively, for the year ended December 31, 1994. Three customers accounted for approximately 29.8%, 20.5% and 11.3% of accounts receivable, respectively, at December 31, 1994.

Two customers accounted for approximately 33.5% and 27.3% of sales, respectively, for the year ended December 31, 1993.

NOTE 11: EMPLOYEE STOCK OPTION AND AWARD PLANS

In 1992, the Company approved the adoption of a stock option plan. The purpose of the Plan is to promote the interests of the Company and its shareholders by providing officers, directors and other key employees with additional incentive and the opportunity, through stock ownership, to increase their proprietary interest in the Company and their personal interest in its continued success.

Through December 31, 1995, 100,000 shares have been authorized for issuance. In addition, the Company has contingently granted an additional 50,000 options to its president awaiting approval by the shareholders.

Stock options may be granted for the purchase of common stock at a price not less than the fair market value on the date of the grant. Options are generally exercisable after one or more years and expire no later than 10 years from the date of grant. Changes in the stock options outstanding, including contingent options, are as follows:




                                                           Option Price
                                           Shares          (Per Share)
                                        ----------------------------------
Balance as of
December 31, 1992                          22,500          $1.75

  GRANTED JANUARY 21, 1993                 15,000          $1.625
                                         --------

Balance as of
December 31, 1993                          37,500          $1.625 - $ 1.75

  GRANTED JANUARY 24, 1994                 10,000          $3.625
                                         --------

Balance as of
December 31, 1994                          47,500          $1.625 - $ 3.625

  GRANTED DECEMBER 1, 1995                 95,000          $5.25

Exercised                                  (5,000)         $1.75
                                         --------

Balance as of
December 31, 1995                         137,500          $1.625 - $ 5.25
                                         --------
                                         --------


              24                            NORTECH SYSTEMS INCORPORATED

During 1993, the Company adopted a gain sharing plan. The purpose of the Plan is to provide a bonus for increased output, improved quality and productivity and reduced costs. The Company has authorized 50,000 shares to be available under this Plan.

In accordance with the terms of the Plan, employees can acquire newly issued shares of common stock for 90% of the current market value. 5,069 shares have been issued under this Plan through December 31, 1995.

NOTE 12: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the FASB) statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, will become effective for the Company in 1996. Currently, Statement No. 121 would have no impact on the Company's financial position or results of operations.

FASB issued Statement No. 123, Accounting for Stock Based Compensation, which will become effective for the Company in 1996. The Company has not determined the impact of Statement No. 123 on its financial position or results of operations.

NOTE 13: SUPPLEMENTARY FINANCIAL INFORMATION



                                   Quarter Ending      Quarter Ending      Quarter Ending      Quarter Ending               Total
                                   3/31/95             6/30/95             9/30/95             12/31/95                     1995
- ----------------------------------------------------------------------------------------------------------------------------------

Net Sales                              $3,625,264          $4,374,899          $5,449,175         $4,856, 590         $18,305,928
Gross Profit                             $673,905            $964,800            $966,969          $1,159,166          $3,764,840
Net Income                               $244,003            $244,049            $212,588            $631,284          $1,331,924
Income Per Share of Common Stock             $.11                $.10                $.10                $.25                $.55

                                   Quarter Ending      Quarter Ending      Quarter Ending      Quarter Ending               Total
                                   3/31/94             6/30/94             9/30/94             12/31/94                     1994
- ----------------------------------------------------------------------------------------------------------------------------------

Net Sales                              $3,499,798          $3,235,186          $2,666,091          $3,419,634         $12,820,709
Gross Profit                             $704,144            $614,024            $566,570            $713,831          $2,598,569
Net Income                               $297,126            $262,564            $200,622            $423,094          $1,183,406
Income Per Share of Common Stock             $.14                $.12                $.09                $.19                $.54
- ----------------------------------------------------------------------------------------------------------------------------------



In the 4th quarter of 1995, the Company reduced previous quarter's tax expense of $206,388, which increased 4th quarter net income by $.08 per share due to recognition of additional net operating loss carryforwards.


              NORTECH SYSTEMS INCORPORATED                            25

REGISTRAR AND TRANSFER AGENT

American Securities Transfer, 1825 Lawrence Street, #444, Denver, Colorado 80202

LEGAL COUNSEL

Phillips & Gross, P.A., 5420 Norwest Center, 90 South 7th Street, Minneapolis, Minnesota 55402

AUDITORS

Larson, Allen, Weishair & Co., 500 Zapp Bank Plaza, 1015 St. Germain, St. Cloud, Minnesota 56301

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (including financial statements and a list of exhibits thereto) may be obtained by shareholders without charge upon written request addressed to Quentin E. Finkelson, Nortech Systems Incorporated, 641 East Lake Street, Wayzata, Minnesota 55391. The exhibits to the Form 10-K may be obtained in the same manner, but a reasonable fee will be charged to such shareholders for copying and related expenses.

DIVIDEND POLICY

The Company has never paid cash dividends on its Common Stock. The Board of Directors currently intends to retain any and all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to payment of dividends will depend upon the financial condition and results of operations of the Company and such other factors as are deemed relevant by the Board of Directors.

ANNUAL MEETING


The annual meeting of shareholders will be held May 23, 1996 at 4:00 p.m. at the Minneapolis Hilton and Towers, 1001 Marquette Avenue, Minneapolis, Minnesota, in the Rochester Room on the third floor. All shareholders are invited to attend.

MARKET INFORMATION

The Company's Common Stock is traded on the Nasdaq National Market under the symbol NSYS. Prior to October 11, 1995, the stock was traded on the Nasdaq Small Cap Market.

The high and low bid quotations for the Company's Common Stock for each quarterly period within the two most recent years were as follows:


    Quarter Ended:                     Low            High
    --------------------------------------------------------
    March 31, 1994                     $5.000         $5.750
    June 30, 1994                      $4.000         $4.750
    September 30, 1994                 $3.750         $4.500
    December 31, 1994                  $3.000         $3.750

    March 31, 1995                     $3.000         $4.000
    June 30, 1995                      $3.000         $4.250
    September 30, 1995                 $3.250         $6.000
    December 31, 1995                  $4.750         $8.500

The low and high quotations set forth above were furnished by Nasdaq. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

As of March 15, 1996, there were approximately 1,459 holders of shares of the Company's Common Stock.

ADDITIONAL INFORMATION

For additional Company information, you may contact:

Quentin E. Finkelson
Chairman, President & Chief Executive Officer
Nortech Systems Incorporated
641 East Lake Street,
Wayzata, Minnesota 55391

Corporate Headquarters

Nortech Systems Incorporated
641 East Lake Street,
Wayzata, Minnesota 55391

Manufacturing Facilities

Nortech Systems Incorporated
350 Industrial Drive
Augusta, Wisconsin 54722

Nortech Systems Incorporated
4050 Norris Court N.W.
Bemidji, Minnesota 56601

Nortech Systems
Aerospace Systems Division
1007 East 10th Street
P.O. Box 998
Fairmont, Minnesota 56031

Nortech Systems
Imaging Technologies Division
2500 Niagara Lane North
Plymouth, Minnesota 55447


DIRECTORS

Quentin E. Finkelson
Chairman, President & Chief Executive Officer
Nortech Systems Incorporated
Wayzata, Minnesota

Myron Kunin
Chairman & Chief Executive Officer
Regis Corporation
Edina, Minnesota

Richard W. Perkins
President & Chief Executive Officer
Perkins Capital Management
Wayzata, Minnesota


OFFICERS
Quentin E. Finkelson
Chairman, President & Chief Executive Officer

Gregory D. Tweed
Executive Vice President & Chief Operating Officer

Garry Anderly
Senior Vice President, Corporate Finance; Treasurer

Peter L. Kucera
Vice President, Corporate Quality

                                        [LOGO]
                                   NORTECH SYSTEMS

           641 East Lake Street - Wayzata, Minnesota 55391 - (612)473-0833